EXHIBIT 23.3

[LETTERHEAD OF MILLER AND LENTS, LTD. APPEARS HERE]

March 7, 2005

XTO Energy Inc. 810 Houston Street Fort Worth, TX 76102

Re: XTO Energy Inc. 2004 Annual Report on Form 10-K

Gentlemen:

The firm of Miller and Lents, Ltd., consents to the use of its name and to the use of its report dated February 21, 2005, regarding the XTO Energy Inc. Proved Reserves and Future Net Revenues as of December 31, 2004, in the 2004 Annual Report on Form 10-K.

Miller and Lents, Ltd., has no interests in XTO Energy Inc. or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with XTO Energy Inc. We are not employed by XTO Energy Inc. on a contingent basis.

Yours very truly,

MILLER AND LENTS, LTD.

By	/s/ JAMES PEARSON
James Pearson
Chairman